U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[X] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For the Period Ended October 31, 2003.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: ALPINE AIR EXPRESS, INC.

Address of Principal          1177 Alpine Air Way
Executive Office:             Provo, Utah  84601

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without reasonable effort or expense;

     [X]  (b)    (i) The subject annual report, semi-annual
report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ]         (ii) The subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

          The Company is in the process of completing its audited financial statements for the fiscal years ended October 31, 2002 and 2003, and believes that the subject Annual Report will be available for filing on or before February 13, 2004. Due to our recent change of auditors and in order to allow our current auditors to render their opinion covering both 2002 and 2003 in a cost efficient manner, the Company has engaged its current auditors to audit its financial statements for the last two completed fiscal years. This process is taking longer than it would take to audit only one year.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Branden T. Burningham, Esq.
               455 East 500 South, Suite 205
               Salt Lake City, Utah  84111
               Telephone:  (801) 363-7411

          (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company is in the process of completing its financial review and therefore does not yet know what impact its most recent quarter's results will have on its yearly earnings.

          ALPINE AIR EXPRESS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 1-28-04                          By  /s/ Max A. Hansen
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                                          Max A. Hansen
                                          Secretary/Treasurer